SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 April 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 09 April 2010

                   re: Director/PDMR Shareholding

                                                                        9th April, 2010

RNS Announcement
Notification of transaction by persons discharging managerial responsibilities

LLOYDS BANKING GROUP PLC - SHARESAVE SCHEME

An option to acquire 19,399 ordinary shares of 10p each was today granted under the Lloyds Banking Group Sharesave Scheme 2007, an "all-employee" scheme,
at 46.78p per share to each of the following members of the Board and Executive Committee of Lloyds Banking Group plc:-

Mr. J.E. Daniels
Mr. M.A. Fisher
Mr. A.G. Kane
Ms A.S. Risley
Ms C.F. Sergeant
Mr. G.T. Tate
Mr. T.J.W. Tookey
Mrs. H.A. Weir

This notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar today, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules.   The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered Office: The Mound, Edinburgh EH1 1YZ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  09 April 2010